SKADDEN, ARPS, SLATE, MEAGHER & FLOM
AFFILIATE OFFICES

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _______ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 14, 2014	______ BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON ______ BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation
CIK No. 1595761
Response to the Staff’s Comment Letter Dated March 11, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 11, 2014. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on February 18, 2014, and two copies of the filed exhibits.

March 14, 2014

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around April 3, 2014, and commence the road show for the proposed offering immediately thereafter. The Company is filing publicly all draft registration statements confidentially submitted to the Commission in accordance with the JOBS Act. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s recent developments.

General

1.	We are in receipt of your artwork and will contact you separately with comments, if any.

The Company will await the Staff’s comments on the artwork, if any.

2.	We note several recent reports in the media discussing your proposed initial public offering, such as the following (as examples only):

•	“Weibo heading for IPO with $7bn-$8bn valuation target,” The Financial Times, February 24, 2013, citing “three people familiar with the matter,” discussing the anticipated valuation of the company, the planned size and timing of the offering, naming the underwriters and quoting one source, stating that “[t]his is going to be one of the biggest deals from China this year”; and

•	“China’s Sina Plans U.S. IPO for Weibo,” The Wall Street Journal, February 25, 2013, citing “two people with direct knowledge of the deal,” discussing the planned size and timing of the offering, and naming the underwriters.

In your response letter, please describe the involvement of the company, the co-managers, and their affiliates in the dissemination of this information, provide us with copies of all media reports or other public communications by the company, the co-managers, and their affiliates of which you are aware that discuss the initial public offering and outline the steps you have taken and procedures you have implemented to keep matters relating to any submission about your offering confidential and communications consistent with applicable legal requirements. To expedite our review, provide English translations of any non-English media reports or public communications.

March 14, 2014

In response to the Staff’s comment, the Company respectfully confirms that the Company was not involved in any of the media reports about its proposed initial public offering. The Company has reminded all members of the working group on a number of occasions about the need to maintain strict confidentiality and each member of the working group has been reminded to abide by the detailed publicity guidelines prepared by the Company’s counsel. Most recently, the Company has asked representatives of each firm involved in the proposed offering to reaffirm that they understand, have abided by and will abide by their obligations to maintain strict confidentiality about any and all information concerning the proposed offering, and each firm has so reaffirmed. The Company is not aware of the identities of the alleged sources for the media reports cited by the Staff above, and the Company has no information about any sources of any breaches of confidentiality that have or may have occurred.

In response to the Staff’s comment, the Company is gathering copies of all media reports and other public communications of which the Company is aware, including Chinese language articles, which the Company will arrange to have translated into English. The Company plans to submit hard copies of these media reports to the Staff in the coming week. The Company respectfully advises the Staff that the Company was not involved in any of these reports or public communications, and to the knowledge of the Company, neither were the underwriters or any of the other working group parties involved in the Company’s proposed offering.

Prospectus Summary

General

3.	We note your response to prior comment 4. However, your 18-page summary section is dense and continues to rely heavily on industry jargon to describe your business. For instance, your use of the terms such as “native ads,” “social display ads,” “check-ins” and the like are specialized terms not readily understood by persons unfamiliar with the industry. Please review this section and revise throughout to eliminate excessive detail and to describe your business using clear, concise, everyday words.

In response to the Staff’s comment, the Company has significantly shortened the summary section and eliminated jargon wherever possible.

Our Business, page 1

4.	We note your responses to prior comments 7 and 20. To the extent Mr. Yu serves as your chief financial officer or in any other management position, please include prominent disclosure that Mr. Yu also serves as SINA’s chief financial officer and discuss any conflicts of interest. In addition, disclose that Mr. Wang was Senior Vice President at SINA immediately prior to his appointment as your chief executive officer.

The Company advises the Staff that it has identified a highly qualified candidate to serve as the Company’s chief financial officer. This candidate has accepted the position and has agreed to join the Company by the end of March 2014, at which time Mr. Yu will no longer serve as acting chief financial officer of the Company.

March 14, 2014

The Company respectfully advises the Staff that its CEO, Mr. Gaofei Wang, was SINA’s senior vice president in charge of Weibo operations and will hold the title of corporate senior vice president of SINA after the proposed offering. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 33.

Trends in Our User Metrics, page 2

5.	The summary section should briefly disclose material information about your business and the securities offered pursuant to this registration statement. We note that the disclosure here and the charts on page 3 are duplicative of the detailed disclosure in the Management’s Discussion and Analysis section and may be more appropriate in the Business section. Please revise to limit the information in the summary section accordingly.

In response to the Staff’s comment, the Company has deleted the section on “Trends in Our User Metrics” in the Prospectus Summary to avoid duplication of disclosure.

Our Core Attributes

Aggregated, page 4

6.	We note your list of “popular” media outlets that you claim frequently use Weibo as a platform for distributing content and engaging with audiences. Given your claim that there are over 340,000 platform users, please tell us the objective basis for identifying these entities by name.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 111 to reduce the list of names to four media outlets that each had more than five million followers on Weibo as of March 12, 2014. The Company further notes that these four media outlets are all very popular within China by any objective measurement. CCTV is the official television network of the PRC central government and People’s Daily is the PRC central government’s official newspaper. Hunan Satellite Television Station is one of the most popular provincial television stations and has gained a nationwide audience, and Phoenix TV is a large Chinese-language satellite television broadcaster with six channels.

Our Value Proposition to Users, page 5

7.	Please revise to clarify, if true, that your partnership with Alipay is part of your strategic alliance with Alibaba. Disclose the material terms of this partnership in an appropriate location of the prospectus such as the Business or Our Relationship with Major Shareholders sections. To the extent this partnership is governed by one or more agreements, in addition to the Business Cooperation Agreement to be filed as Exhibit 10.9, file the agreements as an exhibit to the registration statement or advise.

March 14, 2014

The Company respectfully advises the Staff that its partnership with Alipay in January 2014 is part of its strategic alliance with Alibaba. The arrangement with Alipay is effected through service agreements with Alipay based on Alipay’s standard form contracts. The agreements are on a non-exclusive basis and have one-year terms, subject to automatic renewal unless terminated by prior written notice.

The Company has carefully considered whether its service agreements with Alipay should be filed as exhibits to the Registration Statement. Item 601 of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” These service agreements were made in the ordinary course of business. In addition, the services fees that the Company has paid to Alipay pursuant to the service agreements are not material to the Company and Alipay is one of the payment channels the Company has. Therefore, none of these service agreements is a contract upon which the Company’s business is substantially dependent. Therefore, the Company respectfully submits that its service agreements with Alipay need not be filed as exhibits to the Registration Statements.

Risk Factors

Risks Related to Our Business

“If we are unable to compete effectively for user traffic…,” page 20

8.	We note your response to prior comment 16. Please tell us whether there has been any decline in the number of feeds, both organic and promoted. To the extent your operating results were materially impacted by any such declines, please revise your disclosure as appropriate to disclose this.

In response to the Staff’s comment, the Company respectfully advises the Staff that the number of feeds posted and reposted on Weibo has increased year-over-year for every month during 2013 and every month thus far during 2014. The smallest such year-over-year monthly increase over the last fourteen months was greater than 25%. The number of feeds posted or reposted on Weibo is affected by news cycles and the occurrence or absence of major news stories and events. Thus, period to period comparison on the volume of feeds may not be meaningful and may need to take the situation around the two data points into consideration. Nevertheless, the trend is still an increase in the number of feeds, both organic and promoted. Consequently, the Company respectfully submits that it believes the current disclosure accurately describes the material trends that affect the Company’s business.

9.	We refer to the fourth quarter 2013 earnings call for SINA Corporation held on February 25, 2014. SINA’s Chairman and CEO noted that while the average time spent for your daily active users on Weibo increased by 3.4% in the months of September to December, the average time spent decreased by 16.3% from December 2012 to December 2013. Please revise to disclose this decline and explain the reason(s) for this decline. It was also noted that there was a slight increase in the time spent in the mobile terminal compared to the PC. To the extent the decline in time spent on Weibo, both overall and on the PC, is material, discuss this trend in the Management’s Discussion and Analysis section, or advise.

March 14, 2014

In response to the Staff’s comment, the Company respectfully advises the Staff that Mr. Charles Chao, SINA’s chairman and CEO, stated on SINA Corporation’s earnings call that average time spent on Weibo increased by 16.3% from December 2012 to December 2013. While the audio recording was indistinct, the transcript of the earnings call that was posted on the Nasdaq website makes it clear what Mr. Chao said. The relevant part of the transcript reads:

“The average time spent for our daily active user on Weibo increased by 3.4% from the month of September to the month of December, with a slight increase in time spent on mobile terminal and a slight decrease in time spent on PC. On a yearly comparison basis, the average time spent for our daily active user on Weibo increased by 16.3% from December 2012 to December 2013, again with an increase in the time spent on mobile and a decrease on PC. We expect that this trend of shifting time from PC to mobile terminals will continue.”

http://www.nasdaq.com/aspx/call-transcript.aspx?StoryId=2044993&Title=sina-corporation-s-ceo-discusses-q4-2013-results-earnings-call-transcript

The Company further advises the Staff that, as Mr. Chao stated on the earnings call, time spent on mobile has increased and time spent on PC has decreased slightly in each period. The Company believes that this trend primarily represents a shift in usage by individual users. That is to say, many users who once only accessed Weibo from PCs now may access Weibo from both PCs and mobile devices. The Company cannot quantify the extent to which mobile usage of Weibo is substituting for, rather than incremental to, usage of Weibo through PCs, but generally expects mobile usage to increase at a faster rate than usage through PCs for the foreseeable future. The Company does not view this trend as material as the information feed is fundamentally a mobile-friendly format and user experience is not adversely impacted by greater use of mobile devices. Nevertheless, in response to the Staff’s comment, the Company has added disclosure to discuss this trend on page 78.

“Our business and growth could suffer. . .,” page 28

10.	We note your response to prior comment 20. Please include a discussion in an appropriate location of the prospectus, such as in the risk factor “We may have conflicts of interest with SINA” or in a separate risk factor, regarding the potential conflicts of interest that may arise from Mr. Yu’s role as chief financial officer of both Weibo and SINA.

Please see the Company’s response to comment 4 above.

March 14, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

11.	We note your response to prior comment 30 where you indicate that “the Company generates advertising and marketing revenues principally from PC-based social display solutions, which it introduced in 2012, and to a lesser extent from mobile-enabled promoted marketing arrangements such as promoted feeds, which it launched in the second quarter of 2013.” Please revise to provide similar information in your filing. Also, tell us if there is a trend in user engagement from PC to mobile and if so, revise to disclose the expected impact of this trend, if any, on pricing, revenues and gross margins.

In response to the Staff’s comment, the Company has revised the disclosure on page 75. With regards to the trend in user engagement in PC and mobile, please see the Company’s response to comment 9 above and the revised disclosure on page 78.

Trends in Our User Metrics, page 78

12.	Consistent with your response to prior comment 32, please expand your disclosure to briefly explain the difference between tier 1 and tier 2 cities.

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

13.	In response to prior comment 31, you state that the “number of registered user accounts to date is not a key performance indicator” so you deleted that metric from the registration statement. In your risk factors on page 19, you disclose that “[t]he growth of [y]our user base and the level of user engagement are critical to [y]our success.” On page 80 you disclose under User Growth that “[y]our revenues are ultimately affected by the growth in [y]our user base.” Since user account growth is critical to your success, explain and disclose why the number of “registered” user accounts and related growth or decline data is not material information to investors or please revise to provide such registered user data over the reported periods.

In response to the Staff’s comment, the Company reaffirms that the Company’s user base is an important factor in its success. However, the Company believes that active user base as measured by metrics such as monthly active users and daily active users is a better measure of the Company’s user base than the total number of registered user accounts and has revised the relevant disclosure on pages 17 and 78. This is also consistent with industry practice.

The Company respectfully advises the Staff that the total number of registered user accounts measures all accounts that have ever been registered on Weibo, including accounts that have been dormant for months or longer. Because the registered user figure is a cumulative measure, the amount is always increasing and has become very big as Weibo approaches its fifth year of operations. Users who are not active do not contribute content, consume content, view advertisements, or otherwise have any significant impact on the Company’s business. Thus, disclosing large numbers of registered users may not be meaningful and may actually be misleading. At the current stage of the Company’s development, management believes it is more meaningful and effective to manage its business based on active users and it discloses such metrics accordingly.

March 14, 2014

14.	Please explain the nature of the limitations causing your inability to “gauge the period-to-period growth of [y]our revenues based on any particular user traffic metric.” We note similar disclosure on page 80.

In response to the Staff’s comment, the Company has revised the disclosure on page 78.

Monthly Active Users and Daily Active Users, page 78

15.	We note that for the months of September and December 2013, the rate of increase in MAUs and DAUs declined over 2012 compared to prior year periods’ rates of increases. We also note under “User Growth” on page 80 a similar decline in ARPU quarter to quarter growth rates for 2013. In this regard, please revise to provide ARPU comparative metrics for 2012. Revise the Management’s Discussion and Analysis section to identify these trends and discuss any reasonably likely material effect on your revenues, net income and financial position that would cause reported financial information to not be indicative of future operating results or financial condition. See Form 20-F Part 1, Item 5. D.

In response to the Staff’s comment, the Company has revised the disclosure on page 78

16.	Please tell us why the MAU and DAU charts do not present the individual calendar months other than the last month of the quarter end periods. Tell us if you use monthly MAU and DAU data to observe and manage the business.

In response to the Staff’s comment, the Company respectfully advises the Staff that this form of disclosure is consistent with industry practice. For example, Twitter, Inc. and Facebook, Inc., two U.S. reporting companies that share significant elements of the Company’s business model, disclose their user numbers on the basis of the last month of each quarter. The Company’s parent company SINA has been disclosing Weibo’s user numbers on such basis and the Company believes that continuing to disclose on such basis will allow investors to make consistent comparisons with the Company’s own historical operating data and with the operating data of its industry peers. As mentioned above under comment 8, Weibo’s usage is affected by news cycles and the occurrence or absence of major news stories and events. Measurement in short intervals, such as in days or months, may not be meaningful to see the real trends of a social media platform like Weibo.

March 14, 2014

Business

Our Value Proposition to Advertising and Marketing Customers

Complementary to Traditional Media, page 125

17.	Please tell us how you will generate revenues, if any, through this partnership. To the extent the financial impact of the partnership is material, please include appropriate disclosure and tell us what consideration you have given to filing the agreement that governs this partnership as an exhibit to the registration statement. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has not generated significant revenues from this partnership and does not expect to do so in the near future, and that it does not expect the direct financial impact of this partnership to be significant. In addition, the Company believes the agreement with this media partner is an agreement entered into in the ordinary course of business and that the Company’s business is not substantially dependent on it. Consequently, the Company does not believe that it is required to file the partnership agreement as an exhibit.

Related Party Transactions

Transactions with SINA, page 163

18.	We note your response to prior comment 43 and the revised disclosure on page 163. Please revise further to include additional contextual information explaining that the 2011, 2012, and 2013 transactions relate to the step acquisition of Weibo Interactive. It appears that such expanded disclosure would include a brief discussion of SINA’s initial investment in Weibo Interactive and Weiming’s subsequent acquisition of Weibo Interactive. It is unclear from the disclosure whether there were multiple transactions in each year, or if a single transaction led to different charges in each year. Also, revise to disclose the interest rate noted in your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages 161 and 162.

Description of Share Capital, page 165

19.	We note your statement that your two classes of shares immediately prior to completing your offering will be comprised of three parts: 1,800,000,000 Class A ordinary shares, 200,000,000 Class B ordinary shares and 400,000,000 shares. Please clarify your reference to “400,000,000 shares” in this context.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 to clarify that the 400,000,000 shares are undesignated and are therefore available to be issued with such terms as the directors of the Company may determine, including as preferred shares.

March 14, 2014

Note 1. Operations and reorganization

Reorganization, page F-8

20.	We note your responses to prior comments 12 and 46 and your revised disclosure indicating that the VIE and its subsidiary are controlled through contractual agreements. Please revise to indicate which entities are controlled through equity ownership.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8.

Combination and Consolidation, page F-10

21.	We note your response to prior comment 48 describing the recognized and unrecognized revenue-producing assets held by the VIE. Please revise your disclosure to include information similar to that provided in your response.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12.

Note 2. Significant Accounting Policies

Revenue recognition

Advertising and marketing revenues, page F-16

22.	We note your response to prior comment 52 describing your allocation policy for multiple element arrangements. However, we note that you continue to disclose the use of the “relative fair value” method of allocating arrangement consideration. Please revise to indicate, if true, that arrangement consideration is allocated among separate units of accounting based on their “relative selling prices.” In this regard, with the release of ASU No. 2009-13, the “relative fair value” method is no longer used for purposes of allocating arrangement consideration. Refer to ASC 605-25-25-2(b).

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and F-16.

23.	We note your response to prior comment 53 where you indicate that BESP is determined based on “the pricing of advertising areas of the Company’s platform with similar popularity and advertisements with similar format.” Please tell us what consideration was given to market conditions when determining BESP. Refer to ASC 605-25-30-6(c). Also, clarify whether the impact on revenue recognition, which you have indicated is insignificant, is immaterial.

March 14, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and F-16.

Note 3. Investment in Weibo

Amount due to SINA, page F-24

24.	We note your disclosure on page 89 that this loan is payable on demand. Please revise to provide similar disclosure and any other material terms in the notes to the combined and consolidated financial statements. Also tell us what consideration was given to disclosing separately in your combined and consolidated statements of cash flows the gross proceeds and payments relating to this loan. To the extent the proceeds and payments activity is material, also revise to disclose the amounts under liquidity and capital resources in MD&A. Refer to ASC 230-10-45-7 through 9 for guidance on presentation within the statement of cash flows.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88, 90, 162, F-7, F-9 and F-24. In addition, the Company has revised the Statements of Cash Flows to present the proceeds from (which represents SINA’s funding of operations of Weibo) and repayment of this loan separately in accordance with ASC 230-10-45-7.

Note 14. Financial Instruments

Fair Value of Financial Instruments, page F-37

25.	We note your response to prior comment 58 and your revised disclosure including the fair value per ordinary share used in your December 31, 2013 valuation of the option liability. Please tell us the fair value used in the September 30, 2013 valuation of the option liability.

In response to the Staff’s comment, the Company respectfully advises the Staff that the fair value used in the September 30, 2013 valuation of the option liability is $12.29. The change in fair value of investor option liability of $21.1 million in 2013 was primarily due to a decrease in the expected life of the investor option liability as disclosed on page 85.

26.	We note your disclosure that expected life is “based on the remaining contractual period of the option.” Please tell us how the contractual period relates to the expiration disclosed on page F-12, which appears to occur with the consummation of a qualified IPO of the Company. We further note that in your prior filing, the expected life was based upon the estimated time to a liquidation event, and you continue to disclose this on page 95 of the filing. Clarify the differences in these disclosures and explain the reason(s) for any changes in your assumptions regarding expected life other than the passage of time.

March 14, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and F-38. The Company respectfully advises the Staff that the expected life is estimated taking into consideration the timing for different liquidation events, including a qualified IPO, and other liquidation events, such as a sale, merger or dissolution of the Company. The reason for the change in the expected life assumption is mainly due to a change in the expected IPO date. The Company’s expectation regarding the IPO date as of December 31, 2013, was earlier than our expectation as of September 30, 2013, because the Company kicked off the IPO project in the fourth quarter of 2013. The changes in the assumptions regarding expected life from September 30, 2013, to December 31, 2013, are thus mainly related to the change of expected IPO date other than the passage of time.

*            *             *

March 14, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Herman Yu, Acting Chief Financial Officer, Weibo Corporation

Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Alan Seem, Shearman & Sterling LLP